

SEC   06009308   SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50628

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** AND ENDING **December 31, 2005**

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  GOVDESK LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

119 TORRANCE BLVD., SUITE 3

(No. and Street)

REDONDO BEACH	CALIFORNIA	90277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  JAMES H. WILLIAMS   (415) 492-8975

                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE

(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ROBERT REVELEY_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____GOVDESK LLC_____ , as of _____DECEMBER 31_____ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of _____

Subscribed and sworn to (or affirmed) before me on this 2-8 day of April, 2006, by Robert Reveley personally known to me or proved to me on the basis of satisfactory evidence to be the person who appeared before me.

_____ Signature

_____PRESIDENT_____
Title

_____
Notary Public _____(Seal)_____

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2005

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2005

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 3, 2006

To the Members
Govdesk LLC
Redondo Beach, California

We have audited the financial statements of Govdesk LLC for the year ended December 31, 2005, and have issued our report thereon dated February 3, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Govdesk LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may

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become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Accordingly, we do not express an opinion on the system of internal accounting control of Govdesk LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS